

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 1, 2011

Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

> **Re:** **USA Synthetic Fuel Corporation**
> **Amendment No. 2 to Form 10-12G**
> **Filed January 7, 2010**
> **File No. 000-54044**

Dear Dr. Vick:

We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosures in your Item 4.01 Form 8-K filed on January 21, 2011 that you filed your Form 10-Q without reviewed financial statements. Please note that we will not comment further on the interim financial statements contained in your Form 10 or Form 10-Q, nor will we grant final clearance of your Form 10, until you have provided us with interim financial statements reviewed by a PCAOB registered auditor.

2. Please explain the statement "[a]ll factual representations in this letter are based upon information provided to us" in the second introductory paragraph in your January 7, 2011 letter. All factual representations in your responses should be based upon information known to you.

3. Please continue to update your website to conform to the disclosure in your registration statement. For example, you state on the website that "[t]he company's Lima Energy Project became one of the first projects in the U.S. to receive the permits necessary to begin construction work on a solid hydrocarbon gasification facility." However, as you indicate on page 4 of, and elsewhere in, your registration statement, you will need to update the permits to reflect current regulatory requirements. In addition, in your responses to comment 34 and 47 in your October 21, 2010 response letter you indicate that you will revise your website before the registration statement becomes effective. In order not to confuse investors, you should update and revise your website now since the registration statement is already effective.

4. We note the following and similar statements that appear to imply greater certainty regarding your future operations than may be appropriate. Please revise to clarify, as appropriate, whether they are based on the construction of facilities according to current designs, agreements that currently are in place with third parties, or otherwise.

   - You "will work with Cambridge Resources to implement a CCS or EOR strategy (page 17),
   - Petroleum coke "will be delivered to the facility by rail" (page 20),
   - Conveyor belts "will move the material" (page 20),
   - Feedstock deliveries "will be local and by conveyor belt" (page 20), and
   - You "will have the capability to produce up to six million…." (page 22).

5. Please continuously update or amend, as applicable, your periodic filings to address ongoing comments on the Form 10.

Summary, page 3

Our Company, page 3

6. Please make it clear at the beginning of the summary that as of September 30, 2010 you had $48 of cash, had no inception to date revenues, are a development stage company, and there are substantial doubts about your ability to continue as a going concern. Please make similar changes at the beginning of each of Item 1 and Item 2.

Lima Energy Project, page 4

7. If true, please make it clear at the beginning of this section and the discussion on page 29 that you need $2.15 billion to complete the Lima Energy Project and $6.4 million in the next two months to pay the note to CEI, and that you have not secured such financing, and identify the consequences of failure to make payment on the note. In addition, if true, please make it clear that you have not completed the purchase of the Lima project site, and that you have agreed not to engage in further construction activities on the site until you have completed its purchase.

8. We note your response to comment 3 in our letter dated November 16, 2010. Please describe in detail, here and elsewhere as appropriate, the permits that were granted and the date they were granted. Please disclose the current status of those permits and any other licensing requirements. Please describe with specificity the work that was completed in 2004 and 2005 and any additional work that has occurred since that time. In addition, we note your statement on page 34 that "onsite construction activities at the facility were paused in October 2006 pending availability of further financing" for the project; please include that disclosure here, and explain here and on page 34 whether you have been seeking financing for the project since 2006.

9. We note your changes on page 29 which clarify that you already have acquired the stock of Lima Energy and issued the note to GEI; please make similar changes here and throughout the filing as appropriate to clarify, if true, that such events have occurred.

Cleantech Energy Project, page 4

10. If true, please make it clear at the beginning of this section and the discussion on page 34 that you need $2.3 billion to complete the Cleantech project, and that you have not secured such financing.

11. State here and elsewhere as appropriate, including page 13, whether Interfuel E&P Ltd. is a related party to you or GEI. In addition, please identify Interfuel E&P with greater specificity.

12. Please revise to explain the phrase "terms favorable to us," to disclose the date on which you acquired legal title to the energy asset from Interfuel E&P, and to clarify whether you own all rights associated with the asset.

13. Please provide support for the determination that the energy asset consists of over 700 million gross tons and over 400 million net tons of Powder River Basin coal.

14. Please describe in detail here and elsewhere as appropriate, including page 13, the engineering, technology licensing, and permit planning for this facility that has been completed or obtained, and indicate what remains to be done. Provide a timeline for completing this project.

15. Please describe in detail here and elsewhere as appropriate how you will extract the coal and transport it to the Cleantech Energy Project.

Competitive Strengths, page 6

16. Please provide support for the statement "[o]ur management and technical team has significant knowledge, expertise and operational experience of gasification facilities, has been instrumental in the advancement of gasification and synthetic natural gas production technologies and has over 300 years of combined experience in the development, construction, ownership, and operation of gasification and other energy facilities." Explain in detail how you determined the 300 years of experience.

Explanatory Note, page 8

17. Please identify "those individuals and other entities" that control your common shares here. Please also explain your reference to Item 11, as Item 11 does not appear to contain this disclosure.

18. Here and elsewhere as appropriate, please identify the owners and ownership structure of Global Energy, Inc., and explain how GEI is a related party. In this regard, we note your disclosure that GEI received "97% (72,750,000 shares) of newly authorized and issued common shares of USASF" in the reverse merger of BGST.

19. Please identify the "former holder of BGST's preferred shares" and "those shareholders owning BGST common shares immediately prior to the reverse merger."

Registration Statement, page 9

20. Please update this section as appropriate.

Item 1. Business, page 10

21. On page 12 and elsewhere as appropriate, please make it clear, if true, that you have no ownership interest in the Wabash Gasification Facility and the Westfield Development Centre.

Lima Energy Company and the Lima Energy Project, page 13

22. Please explain here and on page 62 how the transfer from Global Energy, Inc. was accounted for and at what value.

23. Please provide an update on page 13 and elsewhere as appropriate, including pages 31 and 33, on the agreement with Procter & Gamble given that the latest amendment to the off-take agreement (Exhibit 10.5k) is not dated or signed.

24. Please explain how "Lima Energy is currently seeking financing for Gas 1 and CCGT."

The Gasification Process, page 18

Gas clean-up, page 21

25. Please identify with greater specificity HTC Purenergy. State whether HTC Purenergy is a related party to you or GEI, and whether CMT and Cambridge Resources are related parties to you. In addition, please explain your statement that CMT "will provide pre-combustion CO2 management and EOR solutions for the Lima Energy Project, the Cleantech Energy Project, and other projects," given that it appears you do not have an agreement with CMT in place to provide such services. If you do have such an agreement in place, revise your disclosure accordingly and summarize the terms of such agreement, state whether you sought proposals from other companies to provide these services, and indicate whether the terms of the agreement are equal to or better than those which could have been negotiated with an unrelated third party.

Our Business Strategy, page 24

Leverage our fuel sourcing capabilities to efficiently capitalize on the feed flexibility of our projects, page 25

26. Explain how the Cleantech Energy Project "has the ability to obtain feedstock from alternative sources."

Competitive strengths, page 26

27. Please explain, and provide support for, the statement "GEI has been actively acquiring and investigating ultra clean Btu conversion technologies including the technology, know-how, and operational bases from several multi-billion-dollar public and private sector initiatives in the United States and the United Kingdom."

28. Please clarify whether GEI completed construction of the Westfield Development Centre and how long GEI conducted operations there. Explain when and how GEI disposed of its interest in Westfield.

29. Provide support for the statement that "[t]he operation of the Wabash River facility, and the E-Gas technology, were optimized by members of our management and technical team during the period of GEI's ownership."

30. We note your response to comment 33 in our letter dated August 25, 2010 that you "do not have any 'non-compete' form of agreement" with GEI. Please revise your disclosure to include this information.

31. Please explain what you mean by a "reference plant."

Our management team has significant expertise in the operation of gasification facilities, page 27

32. Provide support for the statement that "[o]ur management and technical team has significant knowledge, related expertise and operational experience of gasification facilities [and] has been instrumental in the advancement of gasification and SNG production technologies…."

Project Descriptions, page 29

Lima Energy Project, page 29

33. Please further identify Oxbow Carbon & Minerals LLC and state whether Oxbow is a related party to you or GEI.

34. Please provide the current status of the proposed new real estate acquisition and development agreement with the city of Lima given that the agreement expired in 2008 and a new agreement has not been executed.

Engineering, procurement and construction, page 30

35. Please disclose whether Industrial Construction Company is a related party to you or GEI.

Interconnect agreements, page 32

36. We note your statement that "Lima Energy expects to enter into a new interconnect agreement with the Columbia Gas Transmission Corporation." Please provide the basis for such expectation.

Projected cost, page 33

37. Please disclose how the total $38 million in development fees to Global Energy, Inc. were negotiated and determined. Describe in detail the services that GEI will provide in exchange for payment of the development fees.

Cleantech Energy Project, page 34

38. We note your response to comment 18 in our letter dated November 16, 2010 that Cleantech is not required to redeem the preferred shares, as well as your disclosure that "Cleantech will redeem such amount of preferred shares that is equal to not less than…." Please revise your disclosure to clarify that your subsidiary is not contractually required to redeem the preferred shares and to resolve the apparent inconsistency in these statements.

Technology and Intellectual Property, page 38

Technological flexibility and know-how, page 38

39. We note your response to comment 11 in our letter dated November 16, 2010. Please disclose the other gasification technologies which you could use at Lima in the event the E-Gas technology is unavailable.

Item 1A. Risk Factors, page 40

40. We note your response to comment 17 in our letter dated November 16, 2010. Please include a risk factor indicating that if you do not get financing that provides sufficient cash to pay the note to GEI in the next two months, the Lima asset is subject to reclaim by the seller, and describe what that would mean for the Lima project.

"We anticipate undergoing a period of rapid growth and activity….," page 41

41. Please provide the basis for the statement "[w]e anticipate undergoing a period of rapid growth and activity, and our failure to manage this growth could harm our business."

"We may be subject to additional construction risk….," page 42

42. We note the statement "[w]e may be subject to additional construction risk as a result of Gasification Engineering Corp. acting as the main contractor for the Lima Energy Project." Please identify with greater specificity Gasification Engineering Corp. and explain why this contractor brings with it additional risk. Indicate whether Gasification Engineering Corp. is a related party to you or GEI.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

43. We note your statement that you "have had no revenues for the period from inception. . . to December 31, 2009." Please update this statement as of a more recent date.

Future Capital Requirements, page 52

44. You indicate that you "do not have firm commitments for funding but are in the process of seeking sufficient equity and/or debt funding to meet... project capital requirements and working capital requirements" and "[w]e are currently working on several transactions which we expect to finalize in early 2011." Please provide the bases for these statements and provide enough information so that investors can determine what efforts are being made.

45. Please describe the steps you have taken to obtain the $400 million of Ohio Air Quality Development Authority bonds.

46. We note your statement that you "likely will enter into a 'fast-track' EPC contract with a third party." Please revise to indicate the basis for such statement, including whether you currently are negotiating such a contract or merely intend to seek such a contract in the future.

Item 5. Directors and Executive Officers, page 56

Biographical Information, page 56

47. Please indicate when Mr. Graves became chief financial officer, when Mr. Vick became chief executive officer and president, when Mr. Magarian became president and chief executive officer of EMI Network Inc., and when Mr. Lockwood became Group Vice President. Please review your disclosure to ensure that you have described the business experience of your management, including specific positions held, for the past five years, or clarify your current disclosure by adding dates or the duration of employment. Refer to Item 401(e) of Regulation S-K.

48. Please discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each nominee should serve as a director. Refer to Item 401(e)(1) of Regulation S-K.

Board Committees, page 58

49. We note your statements of intention regarding the establishment of committees, presence of independent directors and an audit committee financial expert on the board and those committees, adoption of a code of ethics, and creation of more formal

compensation plans once the registration statement is effective. Please update this disclosure given that the registration statement is now effective. To the extent such actions have not been taken, please clearly state that that is the case.

Item 6. Executive and Director Compensation, page 59

50. Please update your compensation disclosure to include the required information for your recently completed fiscal year ended December 31, 2010. For additional guidance, please refer to Interpretive Response 217.11 of the Division of Corporation Finance's Regulation S-K Compliance & Disclosure Interpretations available on our website at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 62

51. Indicate here whether the third party is CMT. If not, please identify the third party.

52. We note that Note 6 to the financial statements discusses related party transactions that are not disclosed here. Please advise or revise. In addition, please tell us why you have not disclosed in this section the stock issuances made to GEI in December 2009.

Item 8. Legal Proceedings, page 62

53. We note your disclosure that you are not a party to any material litigation, however we also note a news report indicating that Ohio National Financial Services Inc. filed a suit against you in March 2010. Please advise or revise.

Item 10. Recent Sales of Unregistered Securities, page 63

54. We note your response to comment 13 in our letter dated November 16, 2010. If true, please include in your disclosure a confirmation that there have been no other sales or issuances of unregistered securities since your inception.

55. Please describe the professional services provided by John Pfeiffer and Jeff High.

56. Please clarify whether Pegasus Funds LLC has an ownership interest in you or is otherwise a related party to you or GEI.

57. Please provide all of the information required by Item 701 of Regulation S-K. For example, provide the value of the consideration received for the various stock issuances.

USA Synthetic Fuel Corporation Financial Statements

Note 4 – Stockholders' Equity, page F-39

58. We have reviewed your response to comment 15 in our letter dated November 16, 2010. Citing authoritative accounting guidance, such as specific literature in ASC 480 or 718, please tell us in detail how you determined your compensation payable in shares should be classified as liabilities. As part of your response, please elaborate on your statement that this salary is payable based on a fixed stock price for a particular employee to clarify whether you have written agreements concerning this matter with the employees, whether the agreements specify the fixed stock price or fixed number of shares that will be used to pay the salary, and provide us with an example of such an agreement to assist us in better understanding your response. If you are able to support your liability classification, please also explain why recording the liability at an amount that appears to exceed the fair value of the underlying shares complies with GAAP and why the awards should not be marked to market each period consistent with liabilities classified under ASC 480 and 718.

59. We have reviewed your response to comment 16 in our letter dated November 16, 2010 and have the following comments:

   - Since you have previously indicated that these warrants were fully vested and nonforfeitable at issuance, it appears that you met the criteria of ASC 505-50-25-7, 505-50-30-11, and 505-50-30-15 such that the measurement date would be the date of issuance. If you do not agree that you met these criteria, explain your position to us in detail, including citing the specific paragraphs of ASC 505-50 that support your position.

   - As indicated in ASC 505-50-25-7, whether the corresponding cost of such warrants is an immediate expense or a prepaid asset depends on the specific facts and circumstances. Since you previously recorded the entire expense related to these warrants at issuance, please provide us with your analysis of your facts and circumstances that originally led you to conclude that recording the warrant as an immediate expense was correct. Additionally, since you now appear to believe that the correct accounting is instead to record the expense as a prepaid asset and amortize it over time, please explain to us in detail how your analysis of your facts and circumstances has changed such that you concluded that your previous accounting was incorrect and that amortizing this cost would be appropriate.

   - If you believe that your interim 2010 financial statements should be restated to correct an error such that you change from immediately expensing the entire cost of the warrants at issuance to amortizing this cost over time, you should revise your interim financial statements to provide all disclosures required by ASC 250-10-50-11, including labeling the face of your interim financial statements as restated.

Please apply this comment to both your Form 10 and your September 30, 2010 Form 10-Q.

- Regardless of whether you believe that your specific facts and circumstances support recording an immediate expense for the entire amount of these warrants or recording a prepaid asset that is amortized over time, we continue to believe that the subsequent cancellation of the service agreement should not result in retroactively reversing any previously recorded expense related to these warrants. As previously requested, if you continue to believe that retroactively reversing the stock warrant issuance and expense is supportable under GAAP, tell us the authoritative accounting guidance upon which you are relying.

Note 5 – Acquisitions, page F-40

60. We have reviewed your response to comment 17 in our letter dated November 16, 2010 and still have the following comments regarding your June 2010 acquisition of Lima Energy Company ("Lima") from Global Energy, Inc. ("GEI"), a related party:

- We reissue a portion of the first bullet point of our prior comment 17. Based on the guidance in ASC 805-50-45-1 through 45-5, it appears that you should retrospectively adjust your financial statements and related data to combine the results of your company with those of Lima since November 30, 2009, the initial date both entities were under control by the common control group. Please retroactively adjust your financial statements in accordance with the preceding ASC guidance or tell us why no adjustments to your financial statements are necessary.

- If you retroactively adjust your financial statements from your November 30, 2009 inception date in response to the preceding bullet, please note that Lima financial statements prior to November 30, 2009 will still be necessary to ensure that the periods of audited Lima financial statements, whether presented separately or included as part of your combined post-inception financial statements, comply with Rule 8-04 of Regulation S-X. Please explain to us in detail exactly what financial statements you intend to provide and how these financial statements will comply with Rule 8-04, as this is unclear from your response to the third bullet point of our prior comment 17.

- Citing authoritative accounting guidance, please tell us how you determined that the acquired Lima noncontrolling interest, the portion of Lima not controlled by the common control group, should be carried over at historical cost rather than at fair value.

- As previously requested in the fourth bullet point of our prior comment 17, please revise your liquidity and capital resource disclosures in MD&A to discuss how you intend to repay your $6.4 million promissory note to Global Energy that is due no later than March 31, 2011. Please disclose substantially the same information as was provided in your response to us concerning this matter.

- Please tell us the effective closing date for the Lima acquisition.

61. We have reviewed your response to comment 18 in our letter dated November 16, 2010 regarding your issuance of preferred stock valued at $714 million to Interfuel E&P Ltd. ("Interfuel") in exchange for the use of 1.02 billion Barrels of Oil Equivalent of solid hydrocarbons ("BOE Energy asset"). We are still unclear why you believe it is appropriate to record the BOE Energy asset and preferred stock at $714 million. As we previously noted, you had $100 of assets and a net book value of ($233,351) as of March 31, 2010, the quarter immediately preceding this transaction, have no inception to date revenues, there are substantial doubts about your ability to continue as a going concern, and you will need $2.3 billion of construction financing to bring the Cleantech Energy Project into commercial operation but have not yet secured such financing. Accordingly, it remains unclear why Interfuel would relinquish an asset worth over $700 million for an equity stake in your company. Since Interfuel appears to have believed that it was a fair exchange to relinquish the BOE Energy asset in exchange for an equity interest in a start-up company, it remains unclear to us that Interfuel or any other market participant would value the BOE Energy assets at $714 million. To assist us in further understanding this matter, please respond to the following comments:

- Please describe to us in detail the rights, responsibilities and obligations that comprise the BOE Energy asset. Your response should include, but not be limited to, clarifying whether you own the land containing these solid hydrocarbons or simply have rights to extract these hydrocarbons from another's land.

- Please explain why preliminary drilling data and computerized mapping performed by Mobil Mining and Minerals Company, a former owner of the Energy Asset, represents sufficient evidence to conclude that you should record the fair value of an estimated 1.02 billion BOE of solid hydrocarbons on your balance sheet. Please also clarify why it is appropriate to record the fair value of the asset strictly on a multiple of estimated price and quantity and to disregard any of the necessary costs to extract such hydrocarbons for use.

- Please tell us the effective closing date for this asset acquisition and confirm that title to the BOE Energy asset legally transferred as of that date.

- Please tell us whether you have any significant shareholders in common with Interfuel, including Mr. or Mrs. Graves. If so, please quantify such shareholdings in your response.

- Please provide us with any other information that you think would assist us in reconciling the apparent relatively low value of the equity interest that you issued with the relatively high value you have assigned to this asset.

Form 10-Q/A for the Quarterly Period Ended September 30, 2010

Consolidated Statements of Cash Flows, page 6

62. Please explain why you classify changes in the "Advance from shareholder" line item within operating cash flows rather than within financing activities pursuant to ASC 230-10-45-14.

Exhibits 31.1 and 31.2

63. Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K. In future filings, please revise paragraph 5 of the certifications to refer to "our most recent evaluation" instead of "my most recent evaluation."

You may contact Andrew Blume, Staff Accountant, at (202) 551-3254, if you have questions regarding comments on the financial statements and related matters. Please contact Ronald E. Alper, Staff Attorney, at 202-551-3329, Lilyanna Peyser, Staff Attorney, at 202-551-3222, or me, at 202-551-3720, if you have any other questions.

Sincerely,

/s/ Lilyanna L. Peyser for

H. Christopher Owings
Assistant Director